UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER

                                  W CANDY, INC.
             (Exact name of registrant as specified in its charter)

                                   333-103363
                            ----------------------
                            (Commission file number)

       Florida                                        56-230193
       -------                                        ---------
 (State of Incorporation)                  (I.R.S. Employer Identification No.)

                          970 South Military Trail, B-7
                          Boynton Beach, Florida      33436
               -----------------------------------  ----------
                       (Address of principal        (Zip Code)
                         executive offices)
                  Registrant's telephone number: (561) 364-7299

                                  W CANDY, INC.
                          970 South Military Trail, B-7
                          Boynton Beach, Florida 33436

                             -----------------------

                              Information Statement
                          Pursuant to Section 14(f) of
                     The Securities Exchange Act of 1934 and
                        Rule 14f-1 Promulgated Thereunder



         This Information Statement is being furnished to all holders of record as of the close of business on January 17, 2007 (the "Record Date") of the issued and outstanding shares of common stock, $0.001 par value (the "Common Stock") of W Candy, Inc., a Florida corporation ("W Candy" or the "Company"), in connection with the Company's pending acquisition of 100% of the issued and outstanding capital stock of China Southern Bio-Pharma, Inc., a Florida corporation ("China Southern"), in consideration for 5 million (5,000,000) shares of the Company's Common Stock to Mr. Yongkang Zhou, the Chief Executive Officer and sole stockholder of China Southern, pursuant to a Stock Purchase Agreement to be entered into by and between the Company and China Southern and Mr. Zhou (the "Agreement"). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

         As of the Record Date, there are 1,626,000 shares of Common Stock of W Candy issued and outstanding and 1,000,000 shares of Series A Preferred Stock issued and outstanding which are convertible into 3,000,000 shares of Common Stock. All of the issued and outstanding shares of Series A Preferred Stock are held by Brian Shenkman, the Company's Chief Executive Officer, President, Secretary Treasurer and Chairman.

W CANDY, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY ITS SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

                                  INTRODUCTION

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder to the shareholders of W Candy in connection with the change of control to be effected by the transactions contemplated by the Agreement. W Candy is a reporting company under the Exchange Act.



                          CHANGE IN CONTROL TRANSACTION

         Pursuant to the terms and conditions of the Agreement, the Company will acquire 100% of the issued and outstanding capital shares of China Southern, making China Southern a wholly-owned subsidiary of the Company (the "Acquisition"), in consideration for 5 million (5,000,000) shares of the Company's Common Stock to be issued to Mr. Zhou, the Chief Executive Officer, Chairman and sole stockholder of China Southern. The 5 million shares to be issued to Mr. Zhou will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to the required holding period and resale restrictions under Rule 144 promulgated under the Securities Act. Upon the consummation of the Acquisition, Mr. Zhou will own approximately 75.46% of the issued and outstanding shares of the Company's Common Stock (or approximately 51.9% if the 1,000,000 issued and outstanding shares of the Company's Series A Preferred Stock are converted into 3,000,000 shares of Common Stock), thereby effecting a change of control of the Company.

         The Acquisition is currently expected to be consummated on February 1, 2007, contingent on the terms and conditions of the Agreement being satisfied or otherwise modified and/or waived by the parties. No assurances can be made that the Acquisition will be consummated on the terms and conditions set forth in the Agreement or at all.

         Upon the consummation of the Acquisition, Mr. Yongkang Zhou will be appointed the Company's Chief Executive Officer and Chairman of the Company's Board of Directors. Mr. Lanzheng Du, the Chief Financial Officer and Director of China Southern, will be appointed as the Company's Chief Financial Officer and as a Director of the Company's Board of Directors. Brian Shenkman, the Company's current Chief Executive Officer, President, Secretary Treasurer and Chairman, will resign. Kenneth Shenkman, the Company's current Chief Financial Officer and Director, will remain with the Company as Vice President and Director. Yongkang Zhou and Lanzheng Du will be appointed as directors of the Company.

                              ABOUT CHINA SOUTHERN

Company Description

China Southern was incorporated in Florida in February 10, 2006. The primary operations of China Southern are conducted through its 51% owned subsidiary, Yunnan Hero Pharmaceutical Co., Ltd. ("Hero Pharmaceutical"). Hero Pharmaceutical is a development stage company which plans to manufacture and distribute a line of all natural health products. Hero Pharmaceutical's business plan is to manufacture and distribute natural health products based on various forms of herbal-based eastern medicinal applications which have been employed to treat a wide variety of ailments in China for centuries. Hero Pharmaceutical will distribute these products in Southwest and Eastern China, including Yunnan Province, Guizhou Province, Sichuan Province, Chongxin City, Shandong Province and Zhejiang Province.

Organizational Structure

Hero Pharmaceutical is a subsidiary of China Southern with China Southern holding a 51% majority interest.

Yunnan Nanyao Jiaoxiong Pharmaceutical Co., Ltd. ("Yunnan Pharmaceutical") contributed assets to Hero Pharmaceutical in November 2006 to obtain a 49% ownership interest in Hero Pharmaceutical.

Hero Pharmaceutical

Hero Pharmaceutical is located at 398 2nd Huan Xi Rd, Hi-Tech Plaza, Kunming, Yunnan Province 650106. The company was established on November 10, 2006 with registered capital of $7.50 MM (60 MM RMB). Hero Pharmaceutical was established as a Sino-American joint venture by China Southern and Yunnan Pharmaceutical on November 10, 2006. China Southern holds a 51% ownership interest in Hero Pharmaceutical and Yunnan Pharmaceutical holds a 49% ownership interest in Hero Pharmaceutical.

The Chinese central government issued new rules related to the Pharmaceutical industry in China. The State Drug Administration (SDA) was established in 1998 to supervise the pharmaceutical industry in China. SDA stipulated that all pharmaceutical manufacturers must meet Good Manufacturing Practice (GMP) standards and obtain GMP certification before June 30, 2004. This deadline was subsequently extended to December 31, 2005.

In an effort to satisfy the new regulations, the Company diverted significantly all resources to construct a new facility in accordance with the new GMP standards. The Company completed construction of a new facility in October, 2004. The Company received GMP certification for the new facility in December 2004. Prior to completion of the new facility and official GMP Certification was granted, business operations were halted from October 2004 through January, 2005.

Furthermore due to the disruption of business operations and activities, the Company had limited cash reserves at February, 2005. As a result the company had difficulty resuming operations after passing GMP standards. Yunnan Pharmaceutical secured $2,935,716 of investment capital in September, 2005.

Yunnan Pharmaceutical

Yunnan Pharmaceutical is a privately owned enterprise engaged in the production, distribution and development of health-care and biological products. The Company was established on January 11, 1995 with registered capital $6.56 MM (54 MM
RMB). Yunnan Pharmaceutical is located in Kunming of the Yunnan Province. In December, 2004 Yunnan Pharmaceutical was awarded a Good Manufacturing Practice ("GMP") certificate by the Yunnan Provincial Food & Drug Administration. On January 10, 2005, the health-care food products of Yunnan Pharmaceutical were awarded the GMP certificate by the Food & Drug Administration of Yunnan Province. Yunnan Pharmaceutical intends to focus 100% of its resources in the new entity Hero Pharmaceutical.

Products

Initially Hero Pharmaceutical will introduce 3 different product lines

        o        Sheng Hua Hong Hei Pilule;
        o        Gu Feng Ning Capsule; and
        o        Mei Yue Fu

Sheng Hua Hong Hei Powder

Sheng Hua Hong Hei Powder is an herbal based medicinal application. The Sheng Hua Hong Hei medical application was developed approximately 600 years ago during the Ming Dynasty in the Central Yunnan. Sheng Hua Hong Hei has been employed as a form of eastern medicine in China since the Ming Dynasty. Variations of Sheng Hua Hong Hei have been applied as a treatment for various ailments of the digestive system, the respiratory system and the urinary tract.

Yunnan Pharmaceutical has developed an application in powder form. In June 2002 Sheng Hua Hong Hei Powder received national drug approval (No. Z53020409) in June 2002. This approval allows Yunnan Pharmaceutical to manufacture and distribute the product in this form. This license does not expire.

Gu Feng Ning Capsule

Gu Feng Ning is an herbal based medicinal application. Gu Feng Ning was developed in the late 1600's by Yang Chengchu during the Qing dynasty. Variations of Gu Feng Ning have been employed as a treatment for rheumatism, rheumatoid arthritis and sciatica.

Yunnan Pharmaceutical has developed an application in capsule form. The Gu Feng Ning Capsule received national drug approval (No. Z20026229) in Nov 2002. This approval allows Yunnan Pharmaceutical to manufacture and distribute the product in this form. This license does not expire.

As well this product has been listed in the China national medical insurance catalog, which provides a listing of drugs which are covered by various insurance programs in China.

Mei Yue Fu

Mei Yue Fu is an herbal based medical application which was developed during the Qing Dynasty approximately 300 years ago. Hero Pharmaceutical has developed a line of products utilizing Mei Yue Fu as the principle foundation. Currently Hero Pharmaceutical has three variations of the Mei Yue Fu principle; Mei Yue Fu freckle removing cream, Mei Yue Fu granule, and Mei Yue Fu aloe capsule. The Mei Yue Fu line of products is geared to the young to middle aged customer group.

Mei Yue Fu freckle removing cream

Mei Yue Fu freckle removing cream is an external use cosmetic product. Yunnan Pharmaceutical obtained its manufacturing and distribution approval from Ministry of Health P.R.C. on February 17, 2005 [Approval document No.: Wei Zhuang Te Zi (2005) No. 0238]. Mei Yue Fu freckle removing cream effectively targets dark spots, freckles, and dullness to improve skin.

Mei Yue Fu granule

Mei Yue Fu granule is a sugar free natural health care beverage product. Yunnan Pharmaceutical obtained its manufacturing and distribution approval from the Kunming Ministry of Health, Yunnan Province on September 25, 2002 [Approval document No.: Kun Wei Shi Zheng Zi [2002] No. 03-0198]. Mei Yue Fu granule has the effect of enriching blood, nourishing the liver and kidneys, expelling pathogenics, eliminating freckles.

Mei Yue Fu aloe capsule is natural health care product. Yunnan Pharmaceutical obtained its manufacturing and distribution approval from the Ministry of Health P.R.C. on September 20, 2002 [Approval document No.: Kun Wei Shi Zheng Zi [2002] No. 04-63]. Mei Yue Fu aloe capsule is made from natural ingredients and improves the flow of blood, and is marketed as a means to delay the effects of aging.

In November 1999, the Mei Yue Fu products obtained the first prize of the "Top Ten Brands of Zhejiang". Moreover, the product was awarded as the first prize in the Chinese market commodity quality investigation in 2000; and the famous brand of Yunnan Province.

Mei Yue Fu granule was recognized by Kunming Tourism Administration as "The Recommended Product of Kunming Tourism Bureau" in Nov 1999. Management of Hero Pharmaceutical estimates the majority of revenues (approximately 75%) will be derived from the Mei Yue Fu line of products. The initial goal of the company is for the Mei Yue Fu line is to seize a 30% share of the market in Eastern China, including Shandong and Zhejiang Province. The initial goal of the company is for the Mei Yue Fu line is to seize a 20% market share of Fujian and Guangdong Province. The market volume in China has exceeded RMB50 billions Yuan and more than 70% market is at the developed areas, including Beijing, Shanghai, Zhejiang Province, Fujian Province, Guangdong Province and Yunnan Province.

Manufacturing

The manufacturing facility of Hero Pharmaceutical is located in the Bio-pharmaceutical Park, Dali Hi-tech Industry Development Zone, Yunnan Province. The total investment for the manufacturing facility was approximately $1.71 MM (13.70 MM RMB). The total space of this facility is 155,870 sq. ft. including offices, manufacturing facilities, packaging rooms and warehouses.

Employees

Hero Pharmaceutical has 116 full-time employees,

Administration and human resources              3
Accounting                                      9
Investment                                      4
Legal                                           8
Sales and marketing                            57
Customer service                                8
Research and Development                        5
Manufacturing and warehouse                    22
-------------------------------------------------
Total                                         116

48 of the 116 employees are located in China Southern's Jiangsu satellite office, 10 are located in the Sichuan province and the remaining 58 employees operate in the Company's Yunnan headquarters.

Sales & Marketing

Hero Pharmaceutical intends to distribute its products mainly through pharmacies and beauty salons. Hero Pharmaceutical will utilize various sales channels, such as distributors, direct sellers and franchisees. Presently no client represents greater than 10% of the company's revenues.

Hero Pharmaceutical has a total of 57 salespersons; 11 salespersons operate from their Kunming headquarters; 40 operate in a satellite office in Jiangsu Province and 6 salespersons operate in a satellite office in the Sichuan Province. These salespeople are full time employees of Hero Pharma. Salespeople are compensated with salary and commission. Salespeople earn commissions ranging from 15% - 30% of the net profit margins. Salespersons operate from the main headquarters in Kunming and cover Southeast China. Hero Pharmaceutical operates satellite offices in the Jiangsu province and the Sichuan province.

Property

Hero Pharmaceutical operates from the Dali Hi-tech Industry Development Zone in the Yunnan Province. The total space of this facility is 155,870 sq. ft. including offices, manufacturing facilities, packaging rooms and warehouses.

As well, Hero Pharmaceutical operates satellite offices in the Jiangsu Province and the Sichuan Province. The location in the Jiangsu province is approximately 4,068 sq. ft. of office space located at 1 Gongjiao Shangmao Building Suite 2001, 255 Huaihai W Rd, Xuzhou, Jiangsu 221006. Hero Pharmaceutical has a lease to operate the space from August 10, 2006 to August 10, 2007 for an annual rent of $12,500. In this location Hero Pharmaceutical has 48 employees, 40 salespersons and 8 employees in administration.

The location in the Sichuan Province is approximately 1,200 sq. ft. of office space located at 12 Golden Coast Building, Unit 62, Tian Xian Qiao, Chendu Sichuan 610041. Hero Pharmaceutical has a lease to operate the space from November 15, 2006 to November 15, 2007 for an annual rent of $2,550. In this location Hero Pharmaceutical has 10 employees, 6 salespersons and 4 employees in administration.

Industry

At present there are in excess of 6,400 enterprises operating in the healthcare food and beauty product industry within China. The annual production capacity is approximately $6 billion. The industry is fragmented with the largest companies controlling only a marginal share of the market, and smaller companies account for approximately 30% of the industry participants. The global market capacity in the healthcare product industry is approximately $200 billion.

Although the State Food and Drug Administration (SFDA) authorized provincial drug administrations to accelerate GMP examination in 2002, only approximately 3,800 of the previous 6,400 pharmaceutical manufacturers met GMP regulations as of July 1, 2005.

China completed Good Manufacturing Practice (GMP) certification on all the drug manufacturers present in China in July 2004. Manufacturers had been required to modify their facilities according to the GMP standards before passing inspections. At the end of 2005, more than 5,000 Chinese drug manufacturers had obtained their Chinese GMP certificates. Although the GMP certification had eliminated a number of small-sized manufacturers, the overall production capacity of Chinese pharmaceutical companies has risen dramatically as the result of GMP modification. This aroused concerns about excess production capacity.
                                        6

Competition

The primary participants in the industry are Taitai Pharmaceutical Co Ltd. and Shanghai Jiaoda Onlly Co. Ltd. Taitai Pharmaceutical Co Ltd., based in Shenzhen, specializes in traditional Chinese medicines in the form of oral liquid, tablets, capsule, granule and hormone tablets. The oral liquid of Taitai Pharmaceutical Co Ltd. has been the market share leader since it was first presented in 1993.

Shanghai Jiaoda Onlly Co. Ltd. is engaged the manufacturing of two types of products; Microbiological medicines and concentrated traditional Chinese medicines. Microbiological medicines are traditional Chinese medicines which have been enhanced by modern biological innovations. Concentrated traditional Chinese medicines involve the production of essential herbal remedies containing particularly processed and mixed contents of vegetables used for cooking and medicine. Both products were honored among the high-tech industrialized programs (the Torch Program) of Shanghai City and selected as the official medicines of the Chinese sports delegation.

Mei Yue Fu products compete with a variety of brands on the market which include global and domestic health care products. Hero Pharmaceutical believes it offers a competitive advantage over its competition due to its natural ingredients, quality and distribution channel.

Pan Long Yun Hai Pharmaceutical Co., Ltd. Paidu Yangyan Capsule is health care medicine and the target customers are middle age females. The Paidu Yangyan Capsule has been in market for more than 10 years, and the product is in a mature market stage and has a stable customer group.

Tong Ren Tang Pharmaceutical Co. Ltd based in Beijing, China and their major products are Zhong Cao Yao natural beauty products. "Zhong Cao Yao" is considered a famous brand in the China health care and cosmetic market. Their skin whitening cosmetic products compete with Mei Yue Fu freckle removing cream.

Industry Regulation

The State Drug Administration (SDA) was established in 1998 to supervise the pharmaceutical industry in China. SDA stipulated that all pharmaceutical manufacturers must meet GMP standards and obtain GMP certification before June 30, 2004. This deadline was extended to December 31, 2005.

SDA developed guidelines for the following products (deadlines):

        o        biological products and blood products (Dec. 31,1999);
        o        powders for injection and infusion (Dec. 31, 2000);
        o        injectables (Dec. 31, 2002);
        o        all products (June 30, 2004).

In April 2003, SDA was renamed the State Food and Drug Administration (SFDA).

GMP examination regulation effective Oct. 1, 2005 specifies that SFDA is responsible for establishing GMP examination standards for compliance. Applicants should submit a GMP application form; a production license; a self-examination of manufacturing and management; an organization chart; the curriculum vitae of the company leader and subleaders; all forms and drug lists of the company; new drug certificate and drug-production standards; a company layout and description of the environments; a brief description of manufacturing workshops and air-cleaning systems; the process chart for the GMP application; validation for key processes, equipment, water systems, and air-cleaning systems; verification of the apparatuses and instruments; document lists of manufacturing management and quality management; and fire safety and environment protection certificates.

A newly established company must submit the batch production records of its products, in addition to the above documentation. Drug administrations provide a technology review within 20 days of receiving the application. If additional documents must be submitted, the authorities will request the company to submit them all at once within two months. If the documents are not received, then the application is terminated.

The authorities will set the on-site examination procedure within 20 days for those meeting all technology requirements. The inspection team will consist of three inspectors, selected at random from the national GMP inspector database. SFDA will make a decision within 40 days after receiving the on-site examination report. The Provincial Drug Administration makes a decision in the specified time after receiving the on-site examination report and then submits it to SFDA. SFDA then will issue a notice for those eligible companies to obtain GMP certification if there is no objection within 10 days. GMP certification then will be granted and will be valid for five years. Manufacturers should resubmit a GMP application six months before their current GMP certification expires.

                                VOTING SECURITIES

         The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date, there were 1,626,000 shares of Common Stock of W Candy issued and outstanding and 1,000,000 shares of Series A Preferred Stock issued and outstanding. All of the Series A Preferred Stock are held by Brian Shenkman, the Company's Chief Executive Officer, President, Secretary, Treasurer and Chairman, and are convertible by Mr. Shenkman at any time into 3,000,000 shares of Common Stock. The Series A Preferred Stock does not have voting rights.

  NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS
            INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                         CURRENT DIRECTORS AND OFFICERS

Name                      Age                   Position                 Since
-------------------------------------------------------------------------------
Brian Shenkman            39         Chief Executive Officer,            2002
                                     President, Secretary,
                                     Treasurer and Chairman

Kenneth Shenkman          41         Chief Financial Officer,            2003
                                     Director

Brian Shenkman has been serving as the Company's President, Secretary, Treasurer and Chairman since October 2002 (inception). From April 1992 to present, Mr. Shenkman also serves as the President of Mickey Shanks Inc. Mr. Shenkman is the owner of Mickey Shanks. Mickey Shanks' business consists of selling candy and confection products, primarily Icee brand soft drinks, at fairs and festivals on the East Coast of the United States.

Kenneth Shenkman has been serving as the Company's Chief Financial Officer and Director since May 2004. Mr. Shenkman served as Vice President for Genesis Technology Group, Inc, (OTCBB:GTEC) from August 2001 through November, 2003 when he joined Candyland Warehouse, Inc. At Candyland, Kenneth is responsible for all technology and accounting-related issues. At W-Candy, he is responsible for all in-house accounting, as well as development and marketing of the Company's web site.

         There are no employee agreements that could prevent Brian Shenkman or Kenneth Shenkman in participating in other business ventures that may compete with W Candy in a direct or indirect manner.

         There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

         Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have two directors, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our director, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if the Merger is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

                           NEW DIRECTORS AND OFFICERS

         Upon the consummation of the Acquisition, Mr. Yongkang Zhou will be appointed the Company's Chief Executive Officer and Chairman of the Company's Board of Directors. Mr. Lanzheng Du will be appointed as the Company's Chief Financial Officer and as a Director of the Company's Board of Directors.

         The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Acquisition is consummated, as well as the year that each of them commenced serving as a director with China Southern. All of the directors identified below would be elected to the Board of Directors immediately after the consummation of the Acquisition, until the next annual stockholders' meeting where directors are elected.

                                                                China Southern
Name and Anticipated Position                 Age                Director Since
---------------------------------- --------------------------- -----------------

Yongkang Zhou                                 38                       2006
Chief Executive Officer,
and Chairman

Lanzheng Du                                   39                       2006
Chief Financial Officer


Biographies

Yongkang Zhou has been serving as the Chie Executive Officer, Vice
President and Chairman of China Southern since the company's formation in February 2006. Mr. Zhou has also been serving as the Chief Executive Officer and Chairman of China Southern Bio-Parma since September 2005. Mr. has been serving as the General Manager of Hero Pharmaceutical since November 2006. From November 1998 to September 2005, Mr. Zhou served as the Chairman and General Manager of Yunnan Pharmaceutical. Mr. Zhou founded Kunming Jiaoxiong Business Development Co. Ltd. in November 1993 and served as the company's President from 1993 to 1998. Mr. Zhou also served as the Assistant General Manager and Sales and Marketing Manager of Shenyang Feilong Company, Ltd., a health care product manufacturer, from August 1990 to January 1993. Mr. Zhou is certified pharmacist in China. Mr. Zhou was the recipient of the Well Known Enterprises by the central government of China in 2002 and 2004. Mr. Zhou graduated from Yunnan Normal University in 1990.


Lanzheng Du has been serving as the Chief Financial Officer of China
Southern since the company's formation in February 2006. From February 2004 to February 2006, Ms. Du served as the Accounting Manager of China Taiping Life Insurance Corp. From October 2002 to January 2004, Ms. Du was the Financial Manager of China Taiping Life Insurance Corp. From July 1990 to September 2002, Ms. Du was a general accountant of Yunnan Nongken Industrial Company, Ltd. Ms. Du graduated from Yunnan Normal University in 1990.

                        DIRECTOR AND OFFICER COMPENSATION

         W Candy has not paid any executive or director compensation since its inception in October 2002, nor are there any plans to accrue them, to date. Also, there are no stock option plans, retirement, pension or profit sharing plans for the benefit of our officers and directors

Director Compensation

         The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended December 31, 2005, no director expenses were reimbursed.

Employment Agreements

         As of the date of this Information Statement, there are no employment agreements or consulting agreements with any of our officers and directors.

         China Southern has no employment agreements with its officers. China Southern does not have a 401(k) plan and no other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information concerning the beneficial ownership of Common Stock by (i) each person known by the Company to be the owner of more than 5% of the issued and outstanding Common Stock, (ii) each director, (iii) each "named executive officer," as that terms is defined in Regulation S-B promulgated by the SEC and (iv) all directors and executive officers as a group without naming them as of November 1, 2006 and assuming the Acquisition is consummated pursuant to the terms of the Agreement. In general, "beneficial ownership" includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o W Candy, Inc., 9770 South Military Trail, B-7 Boynton Beach, Florida 33436.


                                                                         Amount and
                                    Amount and                           Nature of
                                       Nature                           Beneficial
                                        of            Percentage of      Ownership          Percentage of
                                    Beneficial        Outstanding          After           Outstanding Shares
Name and Address                     Ownership        Shares Owned(1)    Acquisition       After Acquisition (2)
-------------------------------------------------------------------------------------------------------------

Brian Shenkman                         3,000,000(3)        64.85%     3,000,000(3)              31.17%

Kenneth Shenkman                          20,000            1.23%        20,000                     *

Yongkang Zhou
48 Dongfeng East Rd.
Kantai Building A, Suite 702
Kunming Yunnan, China  650051                  0               0%     5,000,000                 75.46%

Paul Prager
7069 Haviland Circle
Boynton Beach, Florida  33437            100,000            6.15%       100,000                  1.51%

Kalb & Peck
Private Client Trust II
5728 LBJ Freeway, Suite 400
Dallas, Texas  75240                     100,000            6.15%       100,000                  1.51%

Leslie Siegel
19575 Island Court Drive
Boca Raton, Florida 33434                100,000            6.15%       100,000                  1.51%

Lenny Sokolow
2458 Provence Court
Weston, Florida 33327                    100,000            6.15%       100,000                  1.51%

Kevin Monahan
9343 Sun Pointe Drive
Boynton Beach, Florida 33437             200,000           12.30%       200,000                  3.02%

All officers and directors as a
group without naming them
(2 persons)                            3,020,000(3)        65.28%     3,020,000                 31.17%


* Less than 1%

(1) Based on 1,626,000 issuance and outstanding shares of Common Stock.
(2) Based on 6,626,000 shares of Common Stock to be issued and outstanding upon the consummation of the Acquisition.
(3) Includes 3,000,000 shares of the Company's Common Stock issuable upon the conversion of 1,000,000 shares of Series A
         Preferred Stock issued to Mr. Shenkman in November 2002 for $5,000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 2002, we issued 1,000,000 shares of Series A Preferred Stock to Brian Shenkman, our Chief Executive Officer, President, Secretary and Chairman, for $5,000. Other than the sale of shares to Brian Shenkman, we have not entered into any transactions with our officers, directors, persons nominated for such positions, beneficial owners of 5% or more of our common stock, or family members of such persons. We are not a subsidiary of any other company. Our Chief Executive Officer, Brian Shenkman, was our only promoter.

                                    By Order of the Board of Directors

                                    W CANDY, INC.

                                  By: /s/ BRIAN SHENKMAN
                                           Brian Shenkman
                                           Chief Executive Officer and President

January 18, 2007
Boynton Beach, Florida